November 9, 2009

Mr. Mark P. Shulman, Branch Chief – Legal	Via EDGAR and
Mr. Matthew Crispino	Federal Express
Mr. Morgan Youngwood
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549

Re:	Vuzix Corporation Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-160417)
Gentlemen:
     On behalf of Vuzix Corporation (the “Registrant”), attached for your review is a copy of Amendment No. 4 (the “Amendment”) to Registration Statement on Form S-1, File No. 333-160417 (as previously amended, the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof via EDGAR and marked to show changes from the Registration Statement filed with the Commission on October 16, 2009.
     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 5, 2009, with respect to the Registration Statement (the “Comments”) and our telephone conferences with the staff attorney on November 6, 2009 and today. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.
General
1.	Your prospectus currently contains a price range for the offering between Cdn$0.15 and Cdn$0.25 per unit. Please tell us when you will set a final offering price and whether you will include that price in a pre-effective amendment to your registration statement.
     The Registrant will set a final offering price as soon as possible after the effective date of the registration statement and will not include that price in a pre-effective amendment to our registration statement in reliance on Rule 430A under the Securities Act. In accordance with Rule 430A, the information omitted in reliance upon Rule 430A from the form of prospectus

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2009

filed as part of the registration statement that is declared effective will be contained in a form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act or in an effective post-effective amendment to the registration statement if such Rule 424(b) prospectus is not filed by the later of fifteen business days after the effective date of the registration statement or fifteen business days after the effectiveness of a post-effective amendment thereto that contains such form of prospectus.
2.	Your proposed offering price is expressed in Canadian dollars and, from the perspective of an investor in the United States, such an offering price would fluctuate throughout the offering period. Because the offering you propose would not be at a fixed price, it appears it would need to satisfy the requirements of Rule 415(a)(i)(x). Since you are not eligible to use Form S-3 for your offering, it does not appear that you are able to conduct an offering with a price that fluctuates. Accordingly, we suggest that you revise your filing so that the shares are offered at a fixed price that is based in United States dollars for investors in the United States.
     The requested revisions have been made. Please see the cover page to the Amendment and the Underwriting section of the amendment.
3.	We note that you currently express the minimum and maximum gross proceeds from the offering in Canadian dollars. Please also express these amounts in United States dollars using an exchange rate as of the most recent practicable date. Also, since the purchase price for the units being offered may be paid in Canadian or United Sates dollars, please explain on the cover page of the prospectus how you will determine whether you have raised the minimum gross proceeds.
     The requested revisions have been made. Please see the cover page to the Amendment and the Underwriting section of the Amendment.
Cover Page
4.	We note the revisions that you have made to the cover page in response to prior comment 1. However, we continue to believe that the cover page presents overly detailed information that is not appropriate for the cover page. For example, we note the sentence indicating that at the closing, the certificates representing the shares of common stock and the common stock purchase warrants will be delivered to a Canadian agent for deposit with CDS Clearing and Depository Services. Please remove this statement or tell us why you believe it is key information required by investors. Please review the cover page and remove other unnecessary information so that the cover page presents a concise description of the key terms of the offering for investors.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2009

     The requested revisions have been made. Please see the cover page to the Amendment.
Risk Factors
“Purchasers of our units may not be able to exercise their warrants...”, page 20
5.	We note your statement in this risk factor that the warrants included in the units may be exercised if an exemption from registration under the federal securities laws is available. In your response letter, please tell us an exemption which you believe might ultimately be available. Alternatively, omit the reference to an exemption from the risk factor.
     We have concluded that no such exemption would be available and have deleted the reference to an exemption from the risk factor. Please see the revised risk factor on page 20 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and capital resources, page 48
6.	We note your response to prior comment 5. Please clarify your disclosures on page 49 that indicate on one defense production program, early payment discounts reduced your working capital investment in accounts receivable by an average of $800,000. Tell us how the early payment discount for this particular defense program reconciles with the amounts provided in your response.
     The Registrant defines its investment in accounts receivables for any period as the product of the average daily sales volume during that period multiplied by average accounts receivable collection period during that period. By offering total early payment discounts for the periods set forth and in the amounts provided in the Registrant’s response to prior comment 5, the Registrant estimates that it reduced average accounts receivable collection period by amounts which would, on average, reduce its investment in accounts receivable during those periods by $800,000 below what the investment would have been for such period had the discounts not been offered.
     The Registrant’s disclosure regarding the results of its early payment discounts has been clarified accordingly. Please see page 49 of the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2009

7.	We note your response to prior comment 6. Please revise your disclosures to provide similar information as outlined in your response with respect to the uncertainty in your going concern assumptions as of December 31, 2009 and June 30, 2009.
     The requested revisions have been made. Please see page 50, 51 and 52 of the Amendment.
Related Party Transactions
Related Party Loan, page 80
8.	We note your response to prior comment 10. Please disclose the basis upon which you concluded that Ms. Burdick is a related party. See Item 404(a)(1) of Regulation S-K and the Instruction to Item 404(a).
     Ms. Burdick is not a “related party” of the Registrant within the meaning of Instruction to Item 404(a). Nevertheless, the Registrant believes that, because Ms. Burdick is a stockholder, the Registrant’s arrangement with her regarding the convertible promissory note is sufficiently material to investors to warrant disclosure in the Related Party Transaction section of the prospectus.
     The disclosure of the Registrant’s arrangement with Ms. Burdick in the Related Party Transaction section of the prospectus has been revised to clarify that she is, and was at the time the arrangement was entered into, neither a director or executive officer of the Registrant, nor an immediate family member of a director or executive officer of the Registrant, nor the beneficial owner of more than five percent of any class of the Registrant’s voting securities.
Exhibit 10.21
     Please file the escrow agreement with your next amendment or as soon as possible as we will need adequate time to review the agreement before the desired effective date.
     The escrow agreement has been filed. Please see Exhibit 10.21 to the Amendment.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2009

     Please do not hesitate to call me at (585) 238-3576, or my colleague, Lawrence A. Kallaur, at (585) 238-3530, if you have any questions or would like any additional information regarding this matter.
Very truly yours,
/s/ Robert F. Mechur
Robert F. Mechur

cc:	Messrs. Paul J. Travers Grant Russell